
Grom Social Enterprises, Inc.
Florida Corporation
Grom Social, Inc. Florida Corporation
Grom Educational Services Florida Corporation
Grom Nutritional Services Florida Corporation
Illumination America Lighting Inc. Florida Corporation
TD Holdings,LTD
Hong Kong
TDA Hong Kong
TDA Manila